Exhibit 1.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER

NATIONAL INSTRUMENT 51-102

Item 1. – Reporting Issuer:

Noront Resources Ltd. (“Noront”)

15 Toronto Street

Suite 1000

Toronto, Ontario M5C 2E3

Item 2. – Date of Material Change:

October 5, 2009

Item 3. – Press Release:

A news release with respect to the material change referred to in this report was issued through newswire services on October 5, 2009 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. – Summary of Material Change:

Noront has announced that it intends to make a share exchange take-over bid (the “Offer”) to acquire all of the outstanding common shares of Freewest Resources Canada Inc. (“Freewest”) at an implied offer price of approximately C$0.3975 per share (based on Noront’s October 2, 2009 closing share price of C$1.59) in a transaction which values the fully diluted share capital of Freewest at approximately C$90 million. Under the Offer, Freewest common shareholders will be entitled to receive one (1) Noront common share for every four (4) Freewest common shares held (the “Exchange Ratio”).

Noront will issue under the Offer approximately 57 million common shares (equivalent to 27% of the enlarged Noront) to Freewest shareholders. Based on the closing price of Noront’s common shares on October 2, 2009, the implied offer price represents a premium of approximately 26% and 51% based on the latest closing price on October 2, 2009 and on the 30-day VWAP to the same date of Freewest’s common shares, respectively. Noront has a thorough understanding of the potential of Freewest’s Ring of Fire discoveries and other assets and believes that the Exchange Ratio and implied premium offered represents full and fair value to Freewest shareholders.

The acquisition of Freewest will allow the respective shareholders to benefit from the consolidation of the exploration and development potential of the Ring of Fire and the rationalization of activities, paving the way for the sharing of essential infrastructure and logistics. This will result in the capture of synergies between both companies’ chrome deposits and Noront’s high-grade Eagle’s Nest nickel, copper and PGM deposit. Additionally, the combination of the two companies offers Freewest shareholders the benefits of an established, well-funded development team mandated to aggressively explore, and ultimately develop the Ring of Fire in the optimal and least dilutive manner.

It was Noront’s intention to proceed with a friendly Offer. On October 2, 2009, representatives of Noront approached Mackenzie Watson, the Chief Executive Officer of Freewest, and members of the Freewest Board. However, Mr. Watson indicated that he and his board were not prepared to discuss this Offer on Friday or at any time over the weekend. After this response, Noront proceeded to send written confirmation of our Offer to Freewest’s Board. To date, no oral or written response has been received from any member of Freewest’s board of directors. Consequently, Noront was left without any other option but to make the Offer directly to Freewest’s shareholders and allow them to decide on the merits of our Offer. The Noront board strongly believes that the Offer is both compelling and is in the best interests of all shareholders. Noront’s Offer is not a Permitted Bid for the purposes of the Freewest shareholder rights plan. Accordingly, in order for the Offer to proceed, the shareholder rights plan must be terminated or action must be taken by the Freewest board of directors or by a securities commission or court of competent jurisdiction to remove the effect of the shareholder rights plan and permit the Offer to proceed.

Full details of the offer will be contained in a formal offer and take-over bid circular to be filed with security regulatory authorities and mailed to Freewest shareholders. Noront expects to formally launch the Offer as soon as practicable and the Offer will remain open for at least 35 days following the commencement of the Offer. Noront will formally request from Freewest a list of shareholders for the purpose of disseminating the Offer documents to such holders and expects to mail the take-over bid circular and corresponding Offer documents to Freewest’s shareholders as soon as reasonably practicable, following receipt of the shareholder list. The Offer will be open for acceptance for 35 days.

The Offer will be subject to certain customary conditions of completion, including: (i) That a minimum of 66 2/3% of the outstanding common shares of Freewest on a fully diluted basis are tendered to the Offer; (ii) Receipt of all necessary regulatory approvals, including the approval of the TSX Venture Exchange; (iii) Absence of any material undisclosed litigation or liabilities; (iv) Absence of any material and adverse changes; (v) The absence of certain prohibited activities on the part of Freewest (including share issuances, material debt issuances, acquisitions and dispositions) between the date hereof and the expiry of the Offer; (vi) No untrue statements or omissions in Freewest’s public disclosure; and (vii) Other usual and customary conditions of offers of this type.

Additionally, Noront will require that the Freewest shareholder rights plan shall have been waived, invalidated or cease traded. Currently, Freewest has in place certain management change of control payments, including a one-time payment of C$4,000,000 payable to Mackenzie Watson (representing almost 6% of the preannouncement market capitalization of Freewest and almost 27 times his current annual compensation.) Noront believes this change of control payment to Mr. Watson, is excessive and is significantly out-of-line with customary change of control payments made to executives of similar sized Canadian companies and consequently, is detrimental to Freewest shareholders’ best interests. Additional undisclosed change of control payments, but less than those owing to Mr. Watson, are payable to Ronald Kay, Freewest’s Vice President, and Donald Hoy, Freewest’s Vice President Exploration. As a result, it will be a further condition to the Offer that the aggregate amounts payable to all officers and directors of Freewest upon a change of control will not exceed C$1,500,000. Noront has engaged Rothschild as financial advisor and deal manager and Fraser Milner Casgrain LLP as legal counsel in connection with the Offer.

Item 5. – Full Description of Material Change:

Please see the attached Schedule “A”.

Item 6. – Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. – Omitted Information:

N/A

Item 8. – Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Joanne Jobin –  Vice-President Corporate Communications

Telephone:        416-367-1444

website:             www.norontresources.com

Item 9. – Date of Report:

October 7, 2009

SCHEDULE “A”

[Press Release]